Exhibit 99.2

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Nicos Pfeiffer

I, Nicos Pfeiffer, P.Geo., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Geology & Technical Evaluations and Company QP with Kinross Gold Corp. of 25 York Street, 17th floor Toronto On.

2)	I am a graduate of Carleton University, Ottawa, Ontario in 2009 with an Honours B.Sc. Earth Science.

3)	I am registered as a Professional Geologist in the Province of Ontario (Reg# 2354). I have over 15 years of mining industry experience. My relevant experience for the purpose of the Technical Report is:

•	Domestic and international experience in both underground and open pit operational geology roles as well as exploration and resource estimation.

•	Experience leading multi-disciplinary technical teams in both a corporate and operational capacity.

4)	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5)	I last visited the Great Bear Project on July 17, 2024.

6)	I am responsible for overall preparation of the Technical Report, in particular, Sections 2 to 5, 14, 15, 19, 23, 24, and related disclosure in Sections 1, 25, 26, and 27.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Dated this 10th day of September, 2024

(Signed and Sealed) Nicos Pfeiffer

Nicos Pfeiffer, P.Geo.